Exhibit 45

                                May 22, 1997
                        (as updated on May 30, 1997)


                        GREAT WESTERN FINANCIAL CORPORATION


              Summary of Great Western Financial Corporation's
          Position with Respect to Issues Relating to Solicitation
            by H. F. Ahmanson & Company For Three Seats on Great
            Western's Board of Directors and in Support of Five
                         Separate By-law Amendments


1.      Election of Directors

        o Ahmanson repeatedly asserts that its three nominees "are not committed to any particular proposal" and "will in no way be controlled by or acting at the direction of Ahmanson." This is not credible. Despite the fact that, if elected, Ahmanson's nominees will have fiduciary duties to all Great Western shareholders, they can be expected to serve Ahmanson's interests.

               - On April 21, 1997, the press reported a statement by Charles Rinehart that electing three directors to Great Western's Board was key to Ahmanson's plan to take over Great Western.

               - In Ahmanson's lawsuit relating to the date of the Annual Meeting, the Delaware Chancery Court, in a slip opinion, stated: "Ahmanson was pressing the Court to ... serve primarily Ahmanson's individual strategic interests as a bidder, as distinguished from the interests of Great Western shareholders generally."

               - Ahmanson has agreed to indemnify each Ahmanson nominee against all claims incurred by such nominees in connection with being a nominee and in connection with being a director of Great Western if elected, including any claims for breach of fiduciary duties.

        o Throughout the past 3 months, the Great Western Board believes it has done exactly what a Board of Directors should do in responding to a bid for a company. It has always acted in the best interests of shareholders. There is no issue of attempted entrenchment. The Washington Mutual merger, based on comparative market prices of Ahmanson and Washington Mutual on March 6 (the day of announcement), delivered almost $700 million of additional value to Great Western stockholders.

               - We believe that without the Washington Mutual merger Ahmanson would not have had any reason to modify its original proposal to exchange each Great Western share for 1.05 Ahmanson shares as it did on March 17. The original proposal would currently be worth about $967 million less than the Washington Mutual merger. Even Ahmanson's exchange offer proposal, based on comparative market prices of Ahmanson and Wash-ington Mutual on May 29, is worth about $150 million less than the Washington Mutual merger.

        o Great Western's Board is overwhelmingly comprised of independent directors. The Board has acted reasonably, rationally, and in the best interests of its shareholders, in determining that:

               - Washington Mutual is the superior merger partner, and

               - The Washington Mutual merger will provide superior value to shareholders

               (For a detailed discussion of the factors the Great Western Board considered in reaching these determinations, and the determination not to authorize Great Western management to provide information to, or engage in negotiations or discussions with, Ahmanson, see pages 38 through 43 of the Joint Proxy Statement/Prospectus of Washington Mutual and Great Western, dated May 13, 1997.) Even the current indicated values of the Ahmanson exchange offer proposal and the Washington Mutual merger are roughly equivalent, with the indicated value of the Washington Mutual merger higher on every trading day since May 16.(1)

        o In order to induce Washington Mutual to enter into the merger agreement, Great Western agreed to a standard "no shop" clause. This enables the Board to act in accordance with its fiduciary duties, but does not permit Great
               Western to enter into discussions with third parties, including Ahmanson, unless, after consulting with and considering the advice of its financial advisors and outside counsel, the Great Western Board determines in good faith that the failure to enter into discussions would create a reasonable possibility of a breach of its fiduciary duties. The Great Western Board's decision not to enter into discussions with Ahmanson is both reasonable and rational, and consistent with Great Western's obligations under the Washington Mutual merger agreement.

        o In the event that Great Western shareholders do not approve the Washington Mutual merger, the Board will examine all available options. This should be done by Great Western's independent Board which will serve the interests of all shareholders, without the three designees of a potential acquiror (Ahmanson) seeking to influence the Board's decisions.

------------
1 The current implied value is determined by reference to the respective closing prices of the Washington Mutual common stock and the Ahmanson common stock and, in the case of Ahmanson, is based on the assumption that the average closing price of the Ahmanson common stock for the applicable pricing period equals the closing price on the date in question.



        o There is no reason to question the motives or decisions of Great Western's Board, nor is there anything about
               Ahmanson's proposal that should cast any doubt on whether the Board has reasonably acted in the shareholders' best interests.

2.      Proposed By-law Amendments

        o      Ahmanson's five proposed By-law amendments are:

               1. Calling of Special Meetings of Sharehold-ers by the holders of 10% of Great
                      Western's stock.

               2.     Prohibiting persons previously defeated
                      in an election from being appointed to fill vacancies on the Board.

               3.     Requiring an Ahmanson nominee, if
                      elected, to serve on any executive or comparable committee of the Board.

               4.     Specifying that certain information be
                      included in notices of Board meetings.

               5.     Providing that only shareholders may
                      amend or repeal any By-laws adopted at the 1997 Annual Meeting.

        o These proposed By-laws should be viewed in their totality as a further effort by Ahmanson to restrict the Great Western Board's ability and flexibility in responding to the Ahmanson proposal and protecting the interests of shareholders.

        o Ahmanson seeks to portray itself as an advocate of good governance. This is empty rhetoric. These proposals are in Ahmanson's interests; not the interests of Great Western's shareholders. Not one of these proposed amendments is included in Ahmanson's own By-laws.

               - For example, Ahmanson already has proposed ten separate By-law amendments or advisory resolutions in the consent solicitation and at the Annual Meeting. Ahmanson is engaging in three separate contested so-licitations (the consent solicitation; the Annual Meeting; and the merger vote). The proposed By-law relating to Special Meetings of Shareholders could enable Ahmanson to align itself with the holders of a small minority of shares and repeatedly compel additional Special Meetings at which Ahmanson could present additional resolutions and proposed By-law amendments.

        o If Great Western's shareholders approve the Washington Mutual merger, these proposed By-law amendments will have no relevance. If the merger is not approved, Ahmanson should not be permitted to dictate or influence the Board's further responses.

3.      The "Tone" of the Contest

        o Ahmanson is unfairly seeking to blame Great Western for the "tone" of the contest. Great Western is simply pursuing a strategic merger its Board believes is in the best interests of its shareholders. Ahmanson has attacked the Washington Mutual merger on every front, and has attacked Great Western, its directors, its advisors and Washington Mutual.

        o While the "tone" is irrelevant to the outcome and the interests of Great Western's shareholders, a few points should be made.

        o Any confusion that may exist in connection with Ahmanson's consent solicitation results from Ahmanson's own actions.

               - Ahmanson, in fact, insisted at first that the 5.2 million double voted shares be counted twice. It was only after Great Western brought a lawsuit that Ahmanson changed its position.

               - Ahmanson intentionally refused to cause a record date to be set for two of its five consent resolutions. It could easily have done so.

        o Ahmanson says Great Western did not want its shareholders to vote. This is false. The Annual Meeting was delayed until the situation stabilized and shareholders could make informed decisions. It is Ahmanson which is seeking to delay the merger vote for several months (six weeks after certification of the vote at the Annual Meeting; the certification itself could take approximately one month as was the case in the consent solicitation). If Ahmanson were truly confident it had the superior proposal, it would welcome a vote by our shareholders on the Washington Mutual merger.